Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-277578

$500,000,000 Floating Rate Senior Callable Notes due 2028

Barclays PLC

PRICING TERM SHEET

Issuer:	Barclays PLC (the “Issuer”)

Notes:	$500,000,000 Floating Rate Senior Callable Notes due 2028 (the “floating rate notes”)

Expected Issue Ratings[1]:	Baa1 (Moody’s) / BBB+ (S&P) / A (Fitch)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	$500,000,000

Trade Date:	March 5, 2024

Settlement Date:	March 12, 2024 (T+5) (the “Issue Date”)

Maturity Date:	March 12, 2028 (the “Floating Rate Notes Maturity Date”)

Interest Rate:

From (and including) the Issue Date, the applicable per annum interest rate will be equal to the Benchmark (as defined below, such term subject to the provisions described under “Description of Senior Notes” in the Preliminary Prospectus Supplement) as determined on the applicable Interest Determination Date (as defined below), plus the Floating Rate Notes Margin (as defined below) (the “Floating Rate Notes Interest Rate”). The Floating Rate Notes Interest Rate will be calculated quarterly on each Interest Determination Date.

Interest Periods:

Each interest period on the floating rate notes will begin on (and include) a Floating Rate Notes Interest Payment Date (as defined below) and end on (but exclude) the next succeeding Floating Rate Notes Interest Payment Date (each, a “Floating Rate Notes Interest Period”); provided that the first Floating Rate Notes Interest Period will begin on (and include) the Issue Date and will end on (but exclude) the first Floating Rate Notes Interest Payment Date.

Par Redemption Date:	March 12, 2027 (the “Floating Rate Notes Par Redemption Date”)

Interest Payment Dates:

Interest will be payable quarterly in arrear on March 12, June 12, September 12, and December 12 each year (each, a “Floating Rate Notes Interest Payment Date”), commencing on June 12, 2024 and ending on the Floating Rate Notes Maturity Date.

Interest Determination Dates:	The second USGS Business Day preceding the applicable Floating Rate Period Interest Payment Date (each, an “Interest Determination Date”).

Benchmark:

Compounded Daily SOFR (calculated as described under “Description of Senior Notes—Calculation of the Benchmark” in the Preliminary Prospectus Supplement), subject to the Benchmark Transition Provisions.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Day Count:	Actual/360, Modified Following, Adjusted.

Business Days:	Any weekday, other than one on which banking institutions are authorized or obligated by law, regulation or executive order to close in London, England or in the City of New York, United States.

Preliminary Prospectus Supplement:

Preliminary Prospectus Supplement dated March 5, 2024 (the “Preliminary Prospectus Supplement,” incorporating the Prospectus dated March 1, 2024 relating to the floating rate notes (the “Base Prospectus”)). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:

Yes. See the section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement and “Description of Debt Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Base Prospectus.

Ranking:	The ranking of the floating rate notes is described under “Description of Senior Notes—Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:

The Issuer may, at its option, redeem the floating rate notes then outstanding, in whole but not in part, on the Floating Rate Notes Par Redemption Date, at an amount equal to 100% of their principal amount together with accrued but unpaid interest, if any, on the principal amount of the floating rate notes to be redeemed to (but excluding) the redemption date, on the terms and subject to the provisions set forth in the Preliminary Prospectus Supplement under “Description of Senior Notes—Optional Redemption.”

Tax Redemption:	The floating rate notes are also redeemable as described under “Description of Senior Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Loss Absorption Disqualification Event Redemption:	The floating rate notes are also redeemable as described under “Description of Senior Notes—Loss Absorption Disqualification Event Redemption” in the Preliminary Prospectus Supplement.

Margin:	149 bps (the “Floating Rate Notes Margin”)

Price to Public:	100.000%

Underwriting Discount:	0.250%

Net Proceeds:	$498,750,000

Sole Bookrunner:	Barclays Capital Inc.

Senior Co-Managers:

CIBC World Markets Corp., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Intesa Sanpaolo IMI Securities Corp., J.P. Morgan Securities LLC, Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., UBS Securities LLC, Wells Fargo Securities, LLC

Co-Managers:

Academy Securities, Inc, Bank of China Limited, London Branch, C.L. King & Associates, Inc., Falcon Square Capital LLC, MFR Securities, Inc., Samuel A. Ramirez & Company, Inc., Swedbank AB (publ), Truist Securities, Inc.

Risk Factors:	An investment in the floating rate notes involves risks. See “Risk Factors” section beginning on page S-25 of the Preliminary Prospectus Supplement.

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof.

ISIN / CUSIP:	US06738ECQ61 / 06738E CQ6

Legal Entity Identifier (“LEI”) Code:	213800LBQA1Y9L22JB70

Settlement:	The Depository Trust Company; Book-entry; Transferable

Documentation:

To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-277578) and to be issued pursuant to the Senior Debt Securities Indenture dated January 17, 2018 (as amended and supplemented through the Issue Date), between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as amended and supplemented by the Seventeenth Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer, the Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as senior debt security registrar.

Listing:	We will apply to list the floating rate notes on the New York Stock Exchange.

Calculation Agent:	The Bank of New York Mellon, New York, or its successor appointed by the Issuer.

Governing Law:	New York law, except for the waiver of set-off provisions which will be governed by English law.

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Base Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the Base Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling +1-888-603-5847.

It is expected that delivery of the floating rate notes will be made, against payment of the floating rate notes, on or about March 12, 2024, which will be the fifth (5th) business day in the United States following the date of pricing of the floating rate notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of floating rate notes in the secondary market generally are required to settle within two (2) business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the floating rate notes who wish to trade the floating rate notes on the date of the prospectus supplement or the next two (2) succeeding business days, will be required, because the floating rate notes initially will settle within five (5) business days (T+5) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the floating rate notes who wish to trade on the date of the prospectus supplement or the next succeeding business day should consult their own legal advisers.

No EEA PRIIPs key information document (KID) has been prepared as the floating rate notes are not available to retail in the EEA. No UK PRIIPs KID has been prepared as the floating rate notes are not available to retail in the United Kingdom.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, relevant persons.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act 2001 of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Securities are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any floating rate notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.